SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ADVANCED BIOENERGY, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not applicable.
(CUSIP Number)

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.		NAME OF REPORTING PERSONS Hawkeye Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to the Reporting Person on August 28, 2009 in connection with its investment in the Issuer.

1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to the Reporting Person on August 28, 2009 in connection with its investment in the Issuer.

1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to the Reporting Person on August 28, 2009 in connection with its investment in the Issuer.

CUSIP Number: N/A

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”). The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”); (2) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”); and (3) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”).

The Reporting Persons, Ethanol Investment Partners (“EIP”), South Dakota Wheat Growers Association (“SDWG”) and certain members of the Issuer board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in Items 4, 5 and 6 below. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons have agreed to vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and any members of the Issuer board of directors party to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors party to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose. At the date hereof, the parties to the Voting Agreement hold in the aggregate approximately 48% of the outstanding units of the Issuer. It is the understanding of the Reporting Persons that EIP has filed a separate amendment to its Schedule 13D on September 3, 2009, and that SDWG and the members of the Issuer board of directors party to the Voting Agreement will make separate filings pursuant to the Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings. This Schedule 13D only reports information on the Reporting Persons identified in this Item 2.

Advisors VI is the General Partner of certain members of Hawkeye which collectively hold a majority of the membership units in Hawkeye. THL Advisors is the general partner of the sole member of Advisors VI. Hawkeye is managed by a Board of

CUSIP Number: N/A

Managers consisting of Scott Sperling, Thomas Hagerty, Soren Oberg, Joshua Nelson, Andrew Leitch and Bruce Rastetter (the “Hawkeye Managers”).

(b)

The principal business address and principal office of Hawkeye, Andrew Leitch and Bruce Rastetter is c/o Hawkeye Energy Holdings, LLC, 224 S. Bell Avenue, Ames, Iowa 50010. The principal business address and principal office of Advisors VI, and THL Advisors and Joshua Nelson, Scott Sperling, Thomas Hagerty, and Soren Oberg is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

(c)

Hawkeye is principally engaged, through its subsidiaries, in the provision of management services to, the ownership of and the operation of ethanol production facilities. Advisors VI is principally engaged in the business of serving as a general partner of certain members of Hawkeye. THL Advisors is principally engaged in the business of serving as a general partner of funds investing in securities. Joshua Nelson, Scott Sperling, Thomas Hagerty and Soren Oberg are principally engaged as employees of Thomas H. Lee Partners, L.P. and its affiliates, located at 100 Federal Street, Floor 35, Boston, MA 02110. Bruce Rastetter is principally engaged as the Chief Executive Officer of Hawkeye. Andrew Leitch is principally engaged as a director of various public and private companies, and is otherwise retired.

(d)-(e)

During the last five years, none of the Reporting Persons or Hawkeye Managers have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hawkeye is a Delaware limited liability company. Advisors VI is a Delaware limited liability company. THL Advisors is a Delaware limited liability company. Scott Sperling, Thomas Hagerty, Joshua Nelson, Bruce Rastetter and Andrew Leitch are United States citizens. Soren Oberg is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On August 28, 2009 (the “Closing Date”), Hawkeye paid an aggregate purchase price of $3,300,000 to acquire the 2,200,000 units of the Issuer set forth on the cover pages to this

CUSIP Number: N/A

13D (the “Transaction”) pursuant to that certain Subscription Agreement and Side Letter, dated as of August 21, 2009 between the Issuer and Hawkeye (the “Subscription Agreement” and the “Side Letter”) attached hereto as Exhibits 1 and 2 and incorporated by reference. The description of the Subscription Agreement and Side Letter in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreements. The funds used by the Hawkeye to pay such purchase price amounts were obtained from working capital.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Units for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, as the case may be.

The Subscription Agreement, Side Letter, and the Transaction did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer, a change to the present Issuer board of directors or a change to the present capitalization and dividend policy of the Issuer. In particular, the Side Letter grants Hawkeye the right to participate pro rata in the future issuance of additional units by the Issuer and for a period of 14 months after its investment to receive additional units without consideration if the Issuer issues units for less than $1.50 per unit with the effect that Hawkeye’s purchase price per unit would be reduced to the lowest price per unit paid by a subsequent investor during this 14 month period. Furthermore, in their capacity as directors of the Issuer, the Reporting Persons’ Designees (defined below) may take one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things, the results specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Pursuant to that certain Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, certain of the directors of the Issuer, and the Issuer (collectively, the “Voting Agreement Parties”), the Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the Issuer board of directors; provided, however, that if an Investor

CUSIP Number: N/A

holds 5% or more but less than 10% of the then outstanding units of membership interest in Issuer, such Investor shall have the right to designate one nominee to the Issuer board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of the Issuer held by such parties for the Designees as members of the Issuer board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The description of the Voting Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Except to the extent specifically prohibited by the Subscription Agreement, Voting Agreement or Side Letter, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The response to Item 4 is incorporated herein by reference. As of the date hereof, the Reporting Persons collectively own 2,200,000 Units (14.8%) of the membership interests in the Issuer.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the Units reported herein. Except to the extent of a pecuniary interest therein, each of the Advisors VI and THL Advisors expressly disclaim the existence of such beneficial ownership.

Hawkeye has direct beneficial ownership of 2,200,000 Units, or approximately 14.8% of the outstanding membership interests in the Issuer. Hawkeye may be deemed to share with THL Advisors and Advisors VI voting and dispositive power with respect to such Units.

Advisors VI, as the general partner of certain members of Hawkeye which together hold a majority of Hawkeye’s outstanding membership interests, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 2,200,000 Units, or approximately 14.8% of the outstanding membership interests in the Issuer. THL

CUSIP Number: N/A

Advisors, as the general partner of the sole member of Advisors VI, may be deemed to share voting and dispositive power with respect to such Units.

THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of the 2,200,000 Units, or approximately 14.8% of the outstanding membership interests in the Issuer.

As a result of the matters described in Item 4 above and Item 6 below, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with EIP, SDWG and the members of the Issuer board of directors. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement parties for the sole purposes set forth in the Voting Agreement. The Reporting Persons disclaim beneficial ownership of the Units held by EIP, SDWG and any members of the Issuer board of directors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of Units beneficially owned by EIP, SDWG and any members of the Issuer board of directors for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)

Hawkeye acquired an aggregate of 2,200,000 Units of the Issuer on August 28, 2009 when all conditions precedent contained in the Subscription Agreement were satisfied. There have been no other acquisitions of Issuer securities by the Reporting Persons. The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

On August 21, 2009, the Issuer and Hawkeye entered into a Subscription Agreement and Side Letter, each attached as Exhibits 1 and 2 hereto, providing for the subscription by Hawkeye for 2.2 million membership units of the Issuer at a price of $1.50 per unit for an aggregate purchase price of $3.3 million. The Side Letter also grants Hawkeye the right to participate pro rata in the future issuance of additional units by the Issuer and for a period of 14 months after its investment to receive additional units without consideration if the Issuer issues units for less than $1.50 per unit with the effect that Hawkeye’s purchase price per unit would be reduced to the lowest price per unit paid by a subsequent investor during this 14 month period.

CUSIP Number: N/A

Hawkeye entered into an Amended and Restated Voting Agreement, attached as Exhibit 3 hereto, effective August 28, 2009, by and among EIP, the Issuer, and Hawkeye which, among other things, the Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of the Issuer held by such parties for the Designees as members of the Issuer board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. The obligation to nominate and appoint or support for election a second EIP designee does not arise until the earlier of another vacancy on the board or the 2010 regular meeting of the Issuer. The Issuer also grants Hawkeye board observation rights under the Voting Agreement.

The Issuer has also executed the Registration Rights Agreement, attached as Exhibit 4 hereto which grants Hawkeye two demand registration rights and unlimited piggyback registration rights under certain circumstances.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1

Subscription Agreement, by and between the Issuer and Hawkeye, dated as of August 21, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on August 26, 2009).

EXHIBIT 2

Side Letter to Subscription Agreement, by the Issuer in favor of Hawkeye, dated as of August 21, 2009 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on August 26, 2009).

EXHIBIT 3

Amended and Restated Voting Agreement, dated as of August 28, 2009, among Issuer, and the several investors party thereto.

EXHIBIT 4

Registration Rights Agreement, by and between the Issuer and Hawkeye, dated as of August 28, 2009.

CUSIP Number: N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2009

HAWKEYE ENERGY HOLDINGS, LLC

By:	/s/ Timothy Callahan
	Name:	Timothy Callahan
	Title:	Chief Financial Officer

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

THL EQUITY ADVISORS VI, LLC

By: THOMAS H. LEE PARTNERS, L.P.

its general partner

By: THOMAS H. LEE ADVISORS, LLC

its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Authorized Signatory

[Signature Page to 13D]